UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                 (Amendment No. ___)*


                Urohealth Systems, Inc.
                   (Name of Issuer)


                     Common Stock
            (Title of Class of Securities)

                       917272304
                    (CUSIP Number)

                 Jonathan Green, Esq.
              Appaloosa Management L.P.
              51 John F. Kennedy Parkway
             Short Hills, New Jersey 07078
                    (201) 376-5400
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                      June 26, 1997
         (Date of Event which Requires Filing
                  of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                Exhibit Index:  Page 7
                  Page 1 of 11 Pages
                     SCHEDULE 13D

CUSIP No. 917272304                 Page 2 of 10 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of2,836,500
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person2,836,500
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
    2,836,500

12  Check Box If the Aggregate Amount in Row (11)
    Excludes Certain Shares*

13  Percent of Class Represented By Amount in Row (11)
    11.91%

14  Type of Reporting Person*
    PN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     SCHEDULE 13D

CUSIP No.917272304                  Page 3 of 10 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    David A. Tepper

2   Check the Appropriate Box If a Member of a Group*
                             a.
                             b.   X

3   SEC Use Only

4   Source of Funds*

    N/A

5   Check Box If Disclosure of Legal Proceedings Is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

    United States

         7    Sole Voting Power
     Number of2,836,500
    Shares
Beneficially  8    Shared Voting Power
      Owned By-0-
    Each
  Reporting   9    Sole Dispositive Power
       Person2,836,500
    With
              10   Shared Dispositive Power
    -0-

11  Aggregate Amount Beneficially Owned by Each
    Reporting Person
    2,836,500

12  Check Box If the Aggregate Amount in Row (11)
    Excludes Certain Shares*

13  Percent of Class Represented By Amount in Row (11)
    11.91%

14  Type of Reporting Person*
    IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D




 Item 1.Security and Issuer

    This statement on Schedule 13D relates to shares of the common stock, par value $0.001 per share (the
"Shares"), of Urohealth Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5 Civic Plaza, Suite 100, Newport Beach, California 92660.


 Item 2.Identity and Background

    This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper ("Mr.
Tepper", and together with the Manager, the "Reporting
Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit A.

    The general partner of the Manager is Appaloosa
Partners Inc., a Delaware corporation, of which Mr.
Tepper is the sole stockholder and President.

    The Manager is the general partner of Appaloosa
Investment Limited Partnership I, a Delaware limited partnership (the "Partnership"). The Manager acts as an investment adviser to the Partnership, Palomino Fund
Ltd. ("Palomino") and Reliance Standard Life Insurance
Company ("Reliance"). Reliance is beneficially owned by Delphi Financial Group, Inc., a publicly-held, insurance holding company ("Delphi"). The address of the principal business and principal office of the Manager is 51 John F. Kennedy Parkway, Short Hills, New Jersey
07078.  The business address of Mr. Tepper is 51 John F.
Kennedy Parkway, Short Hills, New Jersey 07078. The present principal occupation or employment of Mr. Tepper is President of Appaloosa Partners Inc. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital
Place, P.O. Box 847, Grand Cayman, Cayman Islands. The address of the principal business and principal office of Reliance is 2501 Parkway, Philadelphia, Pennsylvania
19130. The address of the principal business and principal office of Delphi is 1105 North Market Street,
Wilmington, Delaware 19899. The Partnership, Palomino and Reliance are sometimes referred to herein collectively as the "Accounts".

    During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other
         Consideration

    Of the 2,836,500 Shares held by the Reporting
Persons, 1,388,185 Shares were purchased with the personal funds of the Partnership, 1,129,496 Shares were purchased with the working capital of Palomino and 318,819 Shares were purchased with the working capital of Reliance.


 Item 4.Purpose of Transaction

    The purpose of the acquisition by the Reporting
Persons of the Shares is for investment.  The Reporting
Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

    Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


 Item 5.Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 2,836,500 Shares beneficially owned by the Reporting Persons, which constitute approximately
    11.91% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 2,836,500 Shares. Mr. Tepper has sole voting and dispositive power with respect to 2,836,500 Shares.

(c) Within the past sixty days, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d) Not applicable.

 (e)Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

    There exist no contracts, arrangements,
understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.Material to Be Filed as Exhibits

     Exhibit A:Joint Filing Agreement.

    Exhibit B:     Transactions in Shares Within Past
                   60 Days.


                       SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1997


    Appaloosa Management L.P.
     By:Appaloosa Partners Inc.,
    Its General Partner



     By:/s/ David A. Tepper
    David A. Tepper
    President



    David A. Tepper



    /s/ David A. Tepper

                     EXHIBIT INDEX


Exhibit
Exhibit Name
Page


A
Joint Filing
Agreement
8


B
Transactions in
Shares Within
Past 60 Days
9

                       EXHIBIT A


                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of beneficial interest of Urohealth Systems, Inc. is filed jointly on behalf of each such person.

Dated: July 3, 1997
    Appaloosa Management L.P.
     By:Appaloosa Partners Inc.,
    Its General Partner



     By:/s/ David A. Tepper
    David A. Tepper
    President


    David A. Tepper



    /s/ David A. Tepper

                       EXHIBIT B

         Transactions in Shares of the Company
              Within the Past Sixty Days







Appaloosa Investment Limited Partnership I











 Number of


Purchase /

Price
 Shares


Sale
Date
Per Share
 Purchased /
Sold


P
06-24-97
7.63
          48,940


P
06-24-97
7.57
          40,571


P
06-24-97
7.56
          92,986


S
06-24-97
7.58
            3,670


P
06-25-97
6.49
        192,090


P
06-25-97
6.48
          51,387


S
06-25-97
6.58
            4,894


P
06-25-97
6.46
          34,258


P
06-25-97
6.40
            3,622


P
06-26-97
5.17
        420,395


P
06-26-97
4.95
            6,607


S
06-26-97
5.21
              979


P
06-27-97
5.12
            7,341


P
06-27-97
5.31
            4,894


P
06-27-97
5.19
            7,341


P
06-30-97
5.20
          77,912


P
06-30-97
5.31
        103,509


P
07-01-97
4.81
        305,875

Palomino Fund Ltd.







 Number of


Purchase /

Price
 Shares


Sale
Date
Per Share
 Purchased /
Sold


P
06-24-97
7.63
          39,820


P
06-24-97
7.57
          33,011


P
06-24-97
7.56
          75,658


S
06-24-97
7.57
            2,987


P
06-25-97
6.49
        156,295


P
06-25-97
6.48
          41,811


S
06-25-97
6.58
            3,982


P
06-25-97
6.46
          27,874


P
06-25-97
6.40
            2,946


P
06-26-97
5.17
        342,055


P
06-26-97
4.95
            5,376


S
06-26-97
5.21
              796


P
06-27-97
5.12
            5,973


P
06-27-97
5.31
            3,982


P
06-27-97
5.19
            5,973


P
06-30-97
5.20
          63,394


P
06-30-97
5.31
          84,218


P
07-01-97
4.81
        248,875

Reliance Standard Life Insurance Company





 Number of


Purchase /

Price
 Shares


Sale
Date
Per Share
Purchased /
Sold


P
06-24-97
7.63
          11,240


P
06-24-97
7.57
            9,318


P
06-24-97
7.56
          21,356


S
06-24-97
7.57
              843


P
06-25-97
6.49
          44,115


P
06-25-97
6.48
          11,802


S
06-25-97
6.58
            1,124


P
06-25-97
6.46
            7,868


P
06-25-97
6.40
              832


P
06-26-97
5.17
          82,500


P
06-26-97
5.18
          14,050


P
06-26-97
4.95
            1,517


S
06-26-97
5.21
              225


P
06-27-97
5.13
            1,686


P
06-27-97
5.31
            1,124


P
06-27-97
5.19
            1,686


P
06-30-97
5.20
          17,894


P
06-30-97
5.31
          23,773


P
07-01-97
4.81
          70,250